NO ACT

P.E.
02/03/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-3-15

James J. Theisen, Jr.
Union Pacific Corporation
jjtheisen@up.com

Re: Union Pacific Corporation

Dear Mr. Theisen:

This is in regard to your letter dated February 3, 2015 concerning the shareholder proposal submitted by the Maryknoll Sisters of St. Dominic, Inc., Friends Fiduciary Corporation, the Dominican Sisters of Hope, the Sisters of the Good Shepherd-Province of New York and the Sisters of Charity of St. Vincent de Paul of New York for inclusion in Union Pacific's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Union Pacific therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

Enclosure

cc: Catherine Rowan
Maryknoll Sisters of St. Dominic, Inc.
rowan@bestweb.net

UNION PACIFIC CORPORATION
1400 Douglas St., STOP 1580
Omaha, Nebraska 68179

P 402 544 6765
F 402 271 4088
jjtheisen@up.com

James J. Theisen, Jr. Associate General Counsel & Assistant Secretary

February 3, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Union Pacific Corporation*
Shareholder Proposal of the Maryknoll Sisters of St. Dominic, Inc. et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 12, 2015, we requested that the staff of the Division of Corporation Finance concur that Union Pacific Corporation (the "Company") could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Maryknoll Sisters of St. Dominic, Inc., Friends Fiduciary Corporation, the Dominican Sisters of Hope, the Sisters of the Good Shepherd-Province of New York, and the Sisters of Charity of St. Vincent de Paul of New York (collectively, the "Proponents").

Enclosed as Exhibit A is a letter from the Maryknoll Sisters of St. Dominic, Inc. on behalf of all the Proponents, dated January 30, 2015, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 12, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 with any questions regarding this matter.

Sincerely,



James J. Theisen, Jr.
Associate General Counsel and Assistant Secretary

Enclosure


UNION
PACIFIC

cc: Ronald Mueller, Gibson, Dunn & Crutcher LLP
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.
Jeffrey W. Perkins, Friends Fiduciary Corporation
Valerie Heinonen, o.s.u, Dominican Sisters of Hope
Sister Ellen Kelly, Sisters of the Good Shepherd-Province of New York
Sister Meg Sweeney, O.P., Sisters of Charity of St. Vincent de Paul of New York

EXHIBIT A



Maryknoll Sisters

Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

January 30, 2015

James J. Theisen, Jr.
Associate General Counsel & Assistant Secretary
Union Pacific Corporation
1400 Douglas Street – Stop 1580
Omaha, NE 68179

Dear Jim,

Thank you for the information you and other representatives of Union Pacific shared with us in our January 26, 2015 dialogue and for the additional information shared in my phone conversation with you on January 28th.

Based on these discussions, I am authorized by the Maryknoll Sisters of St. Dominic Inc., and by the co-filers Friends Fiduciary Corporation, Dominican Sisters of Hope, Sisters of the Good Shepherd-Province of New York and the Sisters of Charity of St. Vincent de Paul of New York, to withdraw the shareholder proposal, "Detail Risks Associated with Railway Transportation of Crude Oil."

I look forward to receiving the materials you mentioned in our January 28th call, and to our follow-up dialogue in the summer.

Sincerely,

Cathy

Catherine Rowan
Corporate Responsibility Coordinator, Maryknoll Sisters

cc: Jeffrey W. Perkins, Friends Fiduciary Corp.
Valerie Heinonen, o.s.u., Dominican Sisters of Hope
Toni Palamar, Sisters of the Good Shepherd-Province of New York
Sister Meg Sweeney, O.P., Sisters of Charity of St. Vincent de Paul of New York

January 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Union Pacific Corporation*
Shareholder Proposal of the Maryknoll Sisters of St. Dominic, Inc. et al
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Maryknoll Sisters of St. Dominic, Inc., Friends Fiduciary Corporation, the Dominican Sisters of Hope, the Sisters of the Good Shepherd-Province of New York, and the Sisters of Charity of St. Vincent de Paul of New York (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.


UNION
PACIFIC

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publically the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff also has consistently found that shareholder proposals that address ordinary business operations and seek additional detailed disclosure (whether in Exchange Act filings or special reports), may be excluded under Rule 14a-8(i)(7). In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Commission notes that with respect to proposals that request additional disclosure, the Staff will look to the underlying subject matter to determine whether the proposal relates to ordinary business. Moreover, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *See Johnson Controls, Inc.* (avail. Oct. 26, 1999). Thus, the Commission has long held that, when applying Rule 14a-8(i)(7), proposals that request a report or other disclosure are evaluated by considering the underlying subject matter of the proposal—here, the Company's choice of technology and its safety efforts, which constitute integral parts of the Company's ordinary business.

A. The Proposal Relates To The Company's Safety Efforts.

The Company, through its principal operating subsidiary Union Pacific Railroad, links 23 states in the western two-thirds of the U.S. by rail, operating 31,838 route miles that link Pacific Coast and Gulf Coast ports with the Midwest, eastern U.S. gateways and key Mexican gateways, and maintaining coordinated schedules with other rail carriers to move freight across the country. The railroad's cargo categories include agricultural products, automotive, chemicals, coal, industrial products and intermodal. Chemicals transportation, which accounted for approximately 17% of 2013 revenue, consists of petrochemicals (industrial chemicals, plastics and petroleum products, including crude oil), fertilizer, soda ash, and other chemicals.

The subject of the Proposal's requested report, an "analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail," requires an evaluation of the Company's safety procedures applicable to the Company's day-to-day operations transporting goods by rail. The Company uses a multi-faceted approach to safety in its operations, utilizing technology, risk assessment, quality control, training and employee engagement, and targeted capital investments, and has deployed programs to identify and implement best practices for employee and operational safety and security. The same safety efforts the Company applies to its daily operations directly affect the risk of disasters linked to its transportation of crude oil.[1] For example, the Company's sustained efforts to improve crossing warning systems and, where possible, to close at-grade crossings have been responsible for reducing crossing incidents. These efforts improve safety and efficiency in our routine operations and also lessen the risk of an accident occurring at a crossing, which accident could have adverse fiscal or reputational consequences regardless of whether the railroad is transporting crude oil or other cargo.

In fact, many of the Company's disaster-planning strategies and risk mitigation efforts that address the risks of crude oil shipments apply equally to other types of cargo that the Company transports, such as fertilizers, agricultural products and other chemicals. For example, while the Proposal's supporting statements refer to risks of fires or explosions with crude oil cargo, many of the other types of cargo that the Company transports are flammable or combustible. Similarly, if a derailment or flood resulted in cargo being spilled, the risks to the Company (including the fiscal and reputational risks) could be the same across a broad spectrum of cargo. Thus, the analysis requested by the Proposal applies equally to many types of cargo that the Company transports as part of its day-to-day business operations. Likewise, the Company's efforts to assess and the many steps it takes to manage the risks linked to various types of disasters that could result from shipping crude oil are often the same as those taken to address the risks arising from other types of cargo. For example, the Company's procedures for transit through populated areas help to manage the risk of disasters resulting from the shipment of oil but also help manage the risk of disaster from shipping other goods commonly carried by the Company and help address the inherent safety issues that arise from transiting through such areas, regardless of cargo being transported. Thus a wide range of activities that the Company undertakes as part of its ordinary business operations are implicated by the Proposal. Every step that the Company takes to improve the safety of its operations is implicated by the Proposal's analysis, including the Company's selection of operating routes, time tables and staffing decisions; our Courage to Care, Total Safety Culture, and Standard Work initiatives; track and grade-crossing maintenance decisions; and operational protocols that bear on decisions to the purchase locomotives and rail cars. For these reasons, the Proposal, as with the proposals discussed below, relates to the Company's day-to-day efforts to minimize the risk and promote safety and security across the full spectrum of the Company's operations and therefore implicates the Company's ordinary business operations.

---

[1] The Proposal also addresses shipping natural gas by rail. However, the Company does not transport natural gas, and cannot do so without a special permit issued by the Pipeline and Hazardous Materials Safety Administration.

The Proposal is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives. Of particular relevance, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The Company argued that the proposal was excludable because the proposal related to the company's day-to-day efforts to safeguard its operations because the scope of the proposal implicated not only terrorist attacks, but also homeland security matters such as earthquakes, floods, counterfeit merchandise and tainted cargo. The Staff's response noted that the proposal was excludable because it included matters relating to Union Pacific's ordinary business operations. *See also Kansas City Southern* (recon. avail. Mar. 14, 2008) (Staff concurring, on reconsideration, that proposal requesting "information relevant to KCS's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents" could be excluded under Rule 14a-8(i)(7) where company argued that homeland security incidents included incidents such as natural disasters that were related to its day-to-day operations).

Here, the language of the Proposal requires an analysis of "risks . . . linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail." The risks from various kinds of disasters would include natural disasters, manmade disasters, logistical disasters, and even financial disasters (as indicated by the proposals requirement to focus especially on "fiscal and reputational risks"). Because the analysis required by the Proposal would cover every sort of disaster that could be linked to the Company's transportation of crude oil by rail, it would cover everything from the risk of an oil spill to the financial harm caused to the Company by reduced domestic oil production and shipment. These disasters involve a broad swath of the Company's operations, from the safety protocols discussed above to the Company's financial reserves necessary to replace the income lost in any disruption in the transportation of oil. Accordingly, the Proposal's broad scope renders the Proposal excludable under Rule 14a-8(i)(7) because implementation of measures to mitigate the risks implicated by the Proposal is a central and routine element of the Company's ordinary business.

Further, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value because "disclosing safety data and claims history" was a matter of the company's ordinary business. Likewise, in *AMR Corp. (Farquhar)* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable because "determining the nature and extent of review of the safety" of AMR's airline operations was a matter of the company's ordinary business. *See also UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the U.S. Air Traffic Control system excludable as ordinary business); *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (concurring in the exclusion of a proposal as ordinary business because it related to "the safety of the Company's aviation operations"); *Chevron Corp.* (avail. Feb. 22, 1988) (concurring in the exclusion of a proposal as ordinary business because it related to the protection of the safety of company employees); and *Southern California Edison Co.* (avail. Jan. 20, 1984) (same).

As with the proposals addressed in the preceding paragraph and in *Union Pacific Corp.*, the Proposal implicates a broad array of day-to-day safety issues that confront the Company, not just those described in the Proposal's supporting statements. SLB 14E provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises "significant policy issues." However, transportation of crude oil by rail is not a significant policy issue, and the Staff has never found it to be one. Even if the Staff were to create a new significant policy issue implicated by the Proposal, that alone would not be sufficient to remove the Proposal from the scope of Rule 14a-8(i)(7). Rather, proposals that raise significant policy issues may nevertheless be excludable if other aspects of the action requested by the proposal implicate a company's ordinary business. *See Union Pacific, supra; see also, PetSmart, Inc.* (avail. Mar. 24, 2011) (Staff granting no-action relief and noting "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'"). Accordingly, the Proposal properly may be excluded under Rule 14a-8(i)(7), because it includes matters relating to the Company's ordinary business operations.

B. The Proposal Does Not Focus On The Board's Role In The Oversight Of Risk Management.

In SLB 14E, the Staff explained the way in which they will analyze shareholder proposals relating to risk:

> [W]e will . . . focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. . . .

> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

After issuing SLB 14E, the Staff took the position in *Western Union Co.* (avail. Mar. 14, 2011) that a proposal that requested a report on how a particular risk is being addressed is excludable if the underlying subject matter of the risk relates to ordinary business, even if the proposal requests that the report come from the board or a board committee. The *Western Union* proposal requested the establishment of a risk committee on the board of directors and requested that the committee periodically report to shareholders on the company's approach to monitoring and control of certain potentially material risk exposures, including those identified in Western Union's Form 10-K. The Staff concurred in the exclusion of the proposal, noting that "although the proposal requests the establishment of a risk committee, which is a matter that focuses on the board's role in the oversight of Western Union's management of risk, the proposal also requests a report that describes how Western Union monitors and controls particular risks.... [T]he underlying subject matters of these risks appear to involve ordinary business matters." Thus, in *Western Union*, the proposal was excludable despite its request for board action. This precedent is consistent with Exchange Act Release No. 20091 (Aug. 16, 1983), in which the Commission observed that the Staff's prior position under which it would not concur in exclusion of proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business "raise[d] form over substance and render[ed] the provisions of paragraph (c)(7)[now (i)(7)] largely a nullity." Accordingly, a report on the Company's transportation of crude oil by rail implicates the Company's ordinary course operations and may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,



James J. Theisen, Jr.
Associate General Counsel and Assistant Secretary

cc: Ronald Mueller, Gibson, Dunn & Crutcher LLP
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.
Jeffrey W. Perkins, Friends Fiduciary Corporation
Valerie Heinonen, o.s.u, Dominican Sisters of Hope
Sister Ellen Kelly, Sisters of the Good Shepherd-Province of New York
Sister Meg Sweeney, O.P., Sisters of Charity of St. Vincent de Paul of New York

EXHIBIT A



Maryknoll Sisters

Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

November 24, 2014

Diane K. Duren
Executive VP and Corporate Secretary
Office of the Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Duren,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of over $2,000 of Union Pacific Corporation common stock. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a missionary congregation of Catholic Sisters living and working in over 20 countries, including throughout the United States. We are greatly concerned about the impact that the increasing shipment of crude oil by rail may have on communities and the environment in which they live. As faith-based investors, we would like to know how our Company is assessing and addressing the risks.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Maryknoll Sisters are the lead filer for this proposal and I will be the contact person for the Sisters. Please see my contact information below. There may be other shareholders filing this same proposal, and we look forward to discussing the concerns addressed in the proposal at your convenience.

Sincerely,
Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator
Direct address: 766 Brady Ave., Apt. 635
Bronx, NY 10462
Phone: 718-822-0820
E-Mail: rowan@bestweb.net
Fax: 718-504-4787

enc

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers".

The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments".

RESOLVED: Shareholders request that the Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



Bank of America Corporation

November 24, 2014

Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545

RE: Verification of Deposit – Standard

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account of Client Name. Details appear below.

Account Type	CMA
Account Number	*** FISMA & OMB Memorandum M-07-16***
Value as of Date (COB)	11/24/2014
Total Portfolio Value*	$2000

*This total includes Money Fund shares, marginable/non-marginable securities, and outstanding loans. In addition, any average balances listed are monthly averages as Merrill Lynch does not maintain daily balance records.

Comments

"As of November 24, 2014, the Maryknoll Sisters of St. Dominic, Inc has held at least $2000 shares of Union Pacific Railroad Co. stock continuously for at least one year. The Maryknoll Sisters intend to hold the required shares of Union Pacific Co. through the next annual meeting.

This letter is to confirm that the aforementioned shares of stock are registered under Merrill Lynch Pierce Fenner & Smith at the Depository Trust Company."

Signature of Merrill Lynch Branch Office Management Team (OMT)

Lisa Feld
Printed Name

11/24/2014
Date

VDSTD_F2011

FRIENDS FIDUCIARY
CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

December 1, 2014

VIA FED EX DELIVERY

Diane K. Duren
Executive VP and Corporate Secretary
Office of the Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Duren:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation hereby co-files the attached proposal with lead filer, Maryknoll Sisters of St. Dominic, Inc. for inclusion in the 2015 proxy statement.

Friends Fiduciary Corporation serves more than 320 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $300 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we are very concerned about the impact that increasing shipments of crude oil by rail may have on communities through which the rail lines run and the environment.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal is Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc. (rowan@bestweb.net). The lead filer is authorized to modify and/or withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 7,000 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,



Jeffery W. Perkins
Executive Director

Enclosures

cc: Catherine Rowan

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire,* July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers".

The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments".

RESOLVED: Shareholders request that the Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



All of **us** serving you℠

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

December 1, 2014

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Union Pacific Corporation** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

Antoinette Delia
Account Associate
215-761-9340



Dominican Sisters of Hope

FINANCE OFFICE

November 28, 2014

Diane K. Duren, Executive VP and Corporate Secretary
Office of the Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Duren:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which requests the Board of Directors to undertake a comprehensive review and analysis of the risks, including reputational, linked to the range of disasters potentially resulting from shipping crude oil and natural gas by rail and report results publicly within six months of the 2015 annual meeting, for inclusion in the 2015 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Particularly in light of increased media attention to the oil and gas industry, it was just a matter of time before attention would be directed toward transportation of oil and gas. Our understanding is that insurance does not fully cover accidents and/or disasters and that the oil and gas, as well as the transportation industries are lobbying against EPA improved regulations which leads us to believe there are great risks to our Company and therefore, to our investment in it. Thus, we strongly believe that Union Pacific must proceed with transparency and disclosure.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of Union Pacific stock. Verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. We are filing this resolution with the Maryknoll Sisters of St. Dominic. The contact is Ms. Catherine Rowan who may be reached at 718-822-0820 or rowan@bestweb.net.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C #10E, NY NY 10009
heinonenv@juno.com

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers".

The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments".

RESOLVED: Shareholders request that the Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



GOOD SHEPHERD PROVINCE CENTER
Province of New York
25-30 21st Avenue
Astoria, New York 11105
Tel: 718-278-1155
Fax: 718-278-1158

November 24, 2014

Diane K. Duren
Executive VP and Corporate Secretary
Office of the Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Duren,

The Sisters of the Good Shepherd-Province of New York are the beneficial owners of over $2,000 of Union Pacific Corporation common stock. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The Sisters are a congregation of Catholic Sisters living and working in over 70 countries, including throughout the United States. We are greatly concerned about the impact that the increasing shipment of crude oil by rail may have on communities and the environment in which they live. As faith-based investors, we would like to know how our Company is assessing and addressing the risks.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Sisters are joining the lead filers, the Maryknoll Sisters, and we look forward to discussing the concerns addressed in the proposal at your convenience.

Sincerely,

Sr. Ellen Kelly

Sister Ellen Kelly
Province Leader
SISTERS OF THE GOOD SHEPHERD-PROVINCE OF NEW YORK

enc

__Sisters of the Good Shepherd - A Worldwide Congregation__
NGO in special consultative status with ECOSOC, United Nations

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario"
(http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers".

The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments".

RESOLVED: Shareholders request that the Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



The Nolan Group

Edward J. Nolan, III
Managing Director – Wealth Management
Wealth Management Advisor

Derek E. Nolan, CIMA®
Senior Vice President – Wealth Management
Wealth Management Advisor
Global Institutional Consultant

Jennifer M. Nolan
First Vice President – Wealth Management
Senior Financial Advisor

Merrill Lynch Wealth Management
30 South Pearl Street, 3rd Floor
Albany, New York 12207
518-462-8324
800-548-0322

November 25, 2014

Sisters of the Good Shepherd
New York Province
25-30 21st Avenue
Astoria, New York 11105

Re: ***FISMA & OMB Memorandum M-07-16***

Dear Ms. Palamar,

This letter is to confirm that the Sisters of the Good Shepherd, as of November 24, 2014, held in excess of $2,000 worth of Union Pacific Corp. (UNP) for over one year.

As always, if you need anything else, please do not hesitate to let me know.

Sincerely,

Jennifer M. Nolan
First Vice President – Wealth Management
Senior Financial Advisor

Encl

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statement to be the official documentation for all transactions.



Sisters of Charity Center
6301 Riverdale Avenue
Bronx, NY 10471 - 1093
718.549.9200
fax 718.884.3013
www.scny.org

SISTERS *of* CHARITY NEW YORK

November 19, 2014

Diane K. Duren
Executive Vice President and Corporate Secretary
Office of the Corporate Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Duren,

The Sisters of Charity of St. Vincent DePaul of New York have always considered social, environmental, and financial factors in all of our investment decisions. The mission of the Sisters of Charity of New York continues the mission of Jesus Christ and seeks to respond to the signs of the times in the spirit of St. Vincent de Paul and St. Elizabeth Seton. The Sisters of Charity commit themselves to reveal God's love in their lives and varied fields of ministry – education, health care, social service, pastoral work, spiritual development, justice and peace – with and for all in need, especially the poor. This solidarity with the poor impels us to call upon our company to examine the impact that the increasing shipments of crude oil by rail may have on communities and the environment in which they live.

The Sisters of Charity of St. Vincent de Paul of New York are the beneficial owners of 1,400 shares of common stock which we have held for at least a year and intend to hold until after the annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to present the attached proposal for consideration and action by stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Catherine Rowan from the Maryknoll Sisters of St. Dominic will be the contact person for this resolution. We look forward to discussing our company's efforts to undertake a comprehensive review and analysis of the risks associated with rail transport of crude oil.

Sincerely,

Sr. Meg Sweeney, O.P.
Chief Financial Officer

Living Lives of Love

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30 2013, the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, on July 6, 2013, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire*, July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM*, January 2, 2014)."

Commenting on these rail catastrophes, James Beardsley, global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario" (http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated oil and railroad industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers".

The same *Journal* article stated that railroad companies are warning that proposed lower speed limits for oil trains could cause delays for the entire rail network, while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments".

RESOLVED: Shareholders request that the Union Pacific Railroad Company's Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



UBS Financial Services Inc.
1285 Avenue of the Americas
18th Floor
New York, NY 10019
Tel. 212-713-8719
Fax 877-824-5956
Toll Free 877-279-5489
harold.elish@ubs.com

Harold D. Elish, CFP®, CPWA®
Managing Director – Wealth Management
Private Wealth Advisor
Corporate Stock Benefits Consultant

www.ubs.com

November 19, 2014

Sister Margaret O'Brien
Treasurer
Sisters of Charity of Saint Vincent de Paul of New York
6301 Riverdale Avenue
Bronx, New York 10471-1046
SENT VIA E-MAIL

Dear Sister Margaret,

This letter confirms that your order is the beneficial owner of 1,400 shares of Union Pacific Corporation common stock.

Sincerely,